SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                              Commission File Number 33-46104-FW


                           NOTIFICATION OF LATE FILING

         (Check One):   x Form 10-K  __Form 11-K  __Form 20-F  __ Form 10-Q
                       ---
__ Form N-SAR
         For Period Ended:          September 30, 1997

__ Transition Report on Form 10-K             __ Transition Report on Form 10-Q
__ Transition Report on Form 20-F             __ Transition Report on Form N-SAR
__ Transition Report on Form 11-K

         For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         Item 6. Selected Financial Data
         Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
         Item 8. Financial Statements and Supplementary Data
         Item 14(a)(1)(2) Financial Statements and Financial Statement Schedules


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            THERMOENERGY CORPORATION
Former name if applicable:          INNOTEK CORPORATION
Address of principal executive office (Street and number): 323 Center Street,
                                                           Suite 1300
City, state and zip code:           Little Rock, Arkansas 72201




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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Due to the lack of funds available to the Registrant and the Registrant's inability to obtain financing, the Registrant is unable to engage its independent auditors to perform the audit of its financial statements for the year ended September 30, 1997 and, therefore, the Registrant is neither able to prepare nor to provide the financial information required to be filed as part of its Annual Report on Form 10-K, including audited financial statements. In addition, since there are unpaid balances outstanding for the prior year's audit and for other professional services, there may exist a question of independence should the Registrant obtain the funds necessary to engage its independent auditors. The Registrant is seeking the funds necessary to pay the outstanding balances, which should remove the question of independence, and allow the independent auditors to begin the audit. However, no assurance can be given that the Registrant will be able to obtain financing necessary to engage its independent auditors and the Registrant does not reasonably believe that it will be able to file the necessary financial information within the time period prescribed by Rule 12b-25.



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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this information:

  Gary Barket                                                     (501) 376-6477
                  (Name)                     (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                                   x Yes   __ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          __ Yes           x  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            THERMOENERGY CORPORATION
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 23, 1997                                     By:/s/ P. L. Montesi
                                                               -----------------
                                                         P.L. Montesi, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.




















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